TroyGould pc 1801 Century Park East, 16th Floor Los Angeles, California 90067-2367 Tel (310) 553-4441 | Fax (310) 201-4746 www.troygould.com

Darren Freedman ● (310) 789-1207 ● dfreedman@troygould.com	File No. 03072-0001

June 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sigma Labs, Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed April 1, 2019 Form 10-Q for Fiscal Quarter Ended March 31, 2019 Filed May 15, 2019 File No. 001-38015

Ladies and Gentlemen:

By letter dated May 23, 2019, the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided Sigma Labs, Inc. (the “Company”) with comments on the Company’s above-referenced Form 10-K and Form 10-Q.

This letter sets forth responses of the Company to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter dated May 23, 2019.

Securities and Exchange Commission June 4, 2019 Page 2

Form 10-K for Fiscal Year Ended December 31, 2018

Intellectual Property, page 14

1.	Please disclose the duration of the patents in your intellectual property portfolio. Please see Item 101(h)(4)(vii) of Regulation S-K.

COMPANY’S RESPONSE:

The duration of the patents in the Company’s intellectual property portfolio is as follows:

Title	Type	Patent No.	Expiration Date	Duration in Years at 5/31/2019
Controlled Weld Pool Volume Control of Welding Processes	US Utility	8,354,608	3/16/2031	11.80
Structurally Sound Reactive Materials	US Utility	8,372,224	10/15/2030	11.38
Composite Projectile	US Utility	8,359,979	3/21/2027	7.81
Methods and Systems for Monitoring Additive Manufacturing Processes	US Utility	9,999,924	5/11/2036	16.96
Systems and Methods for Additive Manufacturing Operations	US Utility	10,207,489	6/20/2037	18.07
Material Qualification System and Methodology	US Utility	10,226,817	4/26/2037	17.92

The Company will disclose the duration of the patents in the Company’s intellectual property portfolio in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25

2.	Please expand your disclosure of market information to include the range of high and low bid information of your registered common stock for each full quarterly period over the last two fiscal years. Please see Item 201(a)(iii) of Regulation S-K.

COMPANY’S RESPONSE:

Since February 15, 2017, the Company’s common stock has been listed and traded on a daily basis on The NASDAQ Capital Market under the symbol “SGLB.” Pursuant to the Commission’s Release No. 33-10532 (August 17, 2018), Item 201(a) of Regulation S-K was amended to eliminate the detailed disclosure requirement of historical high and low bid prices for an issuer whose common stock is traded on an established public trading market. Therefore, we respectfully do not believe that the Company is required to include this information.

Securities and Exchange Commission June 4, 2019 Page 3

Form 10-Q for Fiscal Quarter Ended March 31, 2019

Note 4 - Stockholders’ Equity
Deferred Compensation, page 9

3.	Please provide us with a better understanding of the nature, terms, and recipients of the shares of common stock issued with restrictions that generated $78,000 in compensation expense for the first quarter of fiscal year 2019 and a prepaid asset of $225,000 as of March 31, 2019. In addition, please provide us with your analysis of your accounting for these transactions, including the specific reference to the authoritative literature.

COMPANY’S RESPONSE:

On January 1, 2019, the Company issued 50,000 shares of common stock subject to restrictions, pursuant to the Company’s 2013 Equity Incentive Plan (the “2013 Plan”), to each of the Company’s four non-employee directors, valued at the closing price of the Company’s common stock on December 31, 2018, which was $1.50 per share, or $300,000 in total. Such shares are to vest ratably over four quarterly installments, subject in each case to the applicable director’s continuing service as a director. During the three months ended March 31, 2019, the fair value of the shares that vested, $75,000, was expensed as compensation and recorded as a reduction of prepaid board of directors compensation.

On March 7, 2019, the Company issued 1,500 shares of common stock, pursuant to the 2013 Plan, to the Company’s Vice President of Business Development, valued at the closing price of the Company’s common stock on the date of issuance of $2.00 per share, or $3,000 in total, in connection with his achievement of performance milestones under Amendment No. 2, dated February 21, 2018, to his employment offer letter agreement, effective August 10, 2015. Such shares vested and were expensed immediately.

The 200,000 shares of common stock issued to directors were accounted for as follows:

Upon Grant and Issuance – 01/01/2019:

Prepaid Board of Directors Compensation	$300,000

Common Stock	$(200)

Additional Paid-in-Capital	$(299,800)

Each of January, February and March:

Stock-Based Compensation	$25,000

Prepaid Board of Directors Compensation	$(25,000)

Securities and Exchange Commission June 4, 2019 Page 4

The 1,500 shares of common stock issued to the Company’s Vice President of Business Development were accounted for as follows:

Upon Grant and Issuance – 03/07/2019:

Compensation Expense	$3,000

Common Stock	$(1.50)

Additional Paid-in-Capital	$(2,998.50)

The transactions were accounted for in accordance with ASC 718 Compensation – Stock Compensation, using the fair-value based method to measure compensation cost and recognizing that cost over the service period, which is the same as the vesting period in this case.

The Company will include additional information in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 regarding the nature, terms, and recipients of the shares of common stock issued with restrictions that generated $78,000 in compensation expense for the first quarter of fiscal year 2019 and a prepaid asset of $225,000 as of March 31, 2019, in an effort to provide a better understanding consistent with the Staff’s comment.

Please advise the undersigned if you desire to receive any additional information in connection with your letter dated May 23, 2019.

Very truly yours,

TROYGOULD PC

/s/ Darren Freedman
Darren Freedman